Dreyfus Premier New Leaders Fund

SEMIANNUAL REPORT June 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier New Leaders Fund, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of January 1, 2007, through June 30, 2007, as provided by the Franklin Portfolio Associates Midcap Team, Portfolio Managers

Market and Fund Performance Overview

Strong global economic growth helped generate better-than-expected revenues and earnings for a wide range of companies, driving stock prices higher. Midcap stocks benefited from these conditions to an even greater degree than their small- and large-cap counterparts. However, the overall poor performance of attractively-valued names in the small-cap market, as well as several disappointing individual stock selections undermined the fund's performance relative to its benchmark.

For the six-month period ended June 30, 2007, Dreyfus Premier New Leaders Fund achieved total returns of 5.51% for its Class A shares, 5.11% for its Class B shares, 5.13% for its Class C shares, 5.56% for its Class I shares and 5.40% for its Class T shares.[1] In comparison, the Russell Midcap Index (the "Index"), the fund's benchmark, achieved a total return of 9.90% for the same period.[2]

The Fund's Investment Approach

The fund seeks capital appreciation by investing in the stocks of small and midsize companies. Often, these companies are "new leaders" in their industries, with new or innovative products, services or processes that have the potential to enhance earnings growth. A proprietary quantitative model considers more than 40 factors to identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and other factors. We then focus on "bottom-up" stock selection to construct a portfolio with exposure to industries and market capitalizations that are similar to the benchmark's composition. We seek to overweight more attractive stocks and underweight or not hold stocks that have been ranked as less attractive.

Consumer-Related Investments Drove the Fund's Gains

Despite bouts of heightened market volatility, stock prices generally advanced over the first six months of 2007. Robust global economic growth and stable U.S. interest rates helped support corporate earnings for many midsize companies, more than offsetting concerns related to weak U.S. housing markets and rising energy costs. In addition, heightened levels of mergers-and-acquisitions activity helped support higher stock prices.

Investments in consumer durables performed best relative to their benchmark peers over the first half of 2007. Diesel engine maker Cummins encountered strong global demand, leading the company to raise its growth estimates for the remainder of 2007. Product successes from weight control and fitness-related food producer NutriSystem helped the company deliver improved financial results. Computer vendor CDW received an attractive takeover offer from private equity investors. Discount retailer Family Dollar Stores benefited from stronger-than-expected consumer spending among budget-conscious consumers, which led to robust revenue and earnings growth.

Several investments in other sectors also bolstered the fund's returns. For example, credit transaction services provider Alliance Data Systems received a buy-out offer from a private company at a substantial premium to its existing stock price. In the energy sector, oil and gas refiner Tesoro profited from a shortage of U.S. refining capacity.

On the other hand, a variety of concerns, including sub-prime home lending, inflation, energy prices, and economic growth prospects produced bouts of market volatility. In such an environment, several of Franklin Portfolio Associates' stock selection disciplines underperformed.

On an individual name basis, some of the portfolio's weaker performers were concentrated in the biotechnology area of the health care sector. Drug developers Sepracor and Millennium Pharmaceuticals, as well as genomics-related equipment maker Applied Biosystems Group, which was sold during the reporting period, were hurt by lower-than-expected earnings and/or growth forecasts. In the technology sector, computer hardware holdings, such as Network Appliance, further detracted from relative performance. Company-specific problems caused declines in several other individual holdings. Resort operator Wynn Resorts encountered concerns regarding the company's issuance of debt to develop new facilities in Macau and Las Vegas. Brokerage firm The Bear Stearns Companies lost ground when problems surfaced at one of the company's investment units focusing on the subprime lending market. Finally, clothing retailer American Eagle Outfitters underperformed after reporting an earnings shortfall.

Remaining True to Our Disciplined Investment Approach

We are confident that our disciplined approach will help the fund participate in attractive investment opportunities over the long term. The market's tilt in favor of more volatile, speculative issues in recent times has rewarded companies with what we consider to be over-priced earnings as well as weaker underlying fundamentals than their competitors. We consider such a situation to be unsustainable, and we consider the portfolio to be well positioned for the coming period.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Index is a widely accepted, unmanaged index of medium-cap stock market performance.*

Franklin Portfolio Associates is an independently managed, wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The fund's portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier New Leaders Fund from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.01	$ 9.87	$ 9.71	$ 5.61	$ 7.08
Ending value (after expenses)	$1,055.10	$1,051.10	$1,051.30	$1,055.60	$1,054.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.91	$ 9.69	$ 9.54	$ 5.51	$ 6.95
Ending value (after expenses)	$1,018.94	$1,015.17	$1,015.32	$1,019.34	$1,017.90

† *Expenses are equal to the fund's annualized expense ratio of 1.18% for Class A, 1.94% for Class B, 1.91% for Class C, 1.10% for Class R and 1.39% for Class T, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks—99.5%	Shares	Value ($)
Commercial & Professional Services—6.3%		
AmerisourceBergen	392,400	19,412,028
Avnet	407,300 [a]	16,145,372
CDW	79,700	6,772,109
Dun & Bradstreet	106,200	10,936,476
Manpower	263,600	24,314,464
SEI Investments	185,200	5,378,208
		82,958,657
Communications—2.3%		
Qwest Communications International	3,120,600 [a]	**30,269,820**
Consumer Durables—2.9%		
Black & Decker	59,300	5,236,783
KB Home	134,100	5,279,517
Mattel	1,088,700	27,533,223
		38,049,523
Consumer Non-Durables—3.9%		
Dean Foods	337,600	10,759,312
International Flavors & Fragrances	150,400	7,841,856
Loews—Carolina Group	48,100	3,716,687
McCormick & Co.	350,000	13,363,000
Molson Coors Brewing, Cl. B	32,200	2,977,212
Pepsi Bottling Group	392,000	13,202,560
		51,860,627
Consumer Services—8.2%		
Darden Restaurants	392,000	17,244,080
Expedia	218,200 [a]	6,391,078
First Marblehead	217,600	8,408,064
NutriSystem	210,000 [a]	14,666,400
Starwood Hotels & Resorts Worldwide	222,500 [a]	14,923,075
Tribune	81,744	2,403,274
Wynn Resorts	324,400	29,095,436
Yum! Brands	453,600	14,841,792
		107,973,199
Electronic Technology—9.4%		
AVX	163,600	2,738,664
Empresa Brasileira de Aeronautica, ADR	146,200	7,048,302
Harris	118,100	6,442,355

Common Stocks (continued)	Shares	Value ($)
Electronic Technology (continued)		
Intersil, Cl. A	512,800	16,132,688
NCR	246,000 [a]	12,924,840
Network Appliance	904,300 [a]	26,405,560
Novellus Systems	497,300 [a]	14,108,401
Precision Castparts	89,200	10,825,312
Rockwell Collins	134,400	9,494,016
Western Digital	316,300 [a]	6,120,405
Xerox	551,400 [a]	10,189,872
		122,430,415
Energy Minerals–6.9%		
Chesapeake Energy	1,122,100	38,824,660
Holly	151,900	11,269,461
Tesoro	551,900	31,541,085
XTO Energy	150,400	9,039,040
		90,674,246
Finance–18.4%		
Ambac Financial Group	84,100	7,332,679
Assurant	270,500	15,937,860
Axis Capital Holdings	243,900	9,914,535
Bear Stearns Cos.	74,800	10,472,000
CIT Group	410,100	22,485,783
Comerica	295,200	17,555,544
HCC Insurance Holdings	260,600	8,706,646
Hospitality Properties Trust	231,500	9,604,935
Host Hotels & Resorts	1,038,810	24,017,287
HRPT Properties Trust	391,000	4,066,400
Huntington Bancshares/OH	598,600	13,612,164
IntercontinentalExchange	35,900 [a]	5,307,815
iStar Financial	138,100	6,121,973
Jones Lang LaSalle	46,800	5,311,800
Marshall & Ilsley	228,500	10,883,455
MBIA	200,600	12,481,332
People's United Financial	405,400	7,187,742
ProLogis	512,000	29,132,800
SL Green Realty	45,400	5,624,606

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Weingarten Realty Investors	114,600	4,710,060
Willis Group Holdings	232,300	10,235,138
		240,702,554
Health Care Technology−4.9%		
Beckman Coulter	73,200	4,734,576
C.R. Bard	61,200	5,056,956
Forest Laboratories	242,100 [a]	11,051,865
Millennium Pharmaceuticals	1,336,400 [a]	14,125,748
Mylan Laboratories	665,900	12,112,721
Sepracor	307,100 [a]	12,597,242
Thermo Fisher Scientific	86,100 [a]	4,453,092
		64,132,200
Industrial Services−3.6%		
Allied Waste Industries	1,049,400 [a]	14,124,924
ENSCO International	158,900	9,694,489
Grant Prideco	141,200 [a]	7,600,796
Jacobs Engineering Group	106,200 [a]	6,107,562
National Oilwell Varco	94,900 [a]	9,892,376
		47,420,147
Non-Energy Minerals−2.4%		
Alumina, ADR	534,700	14,196,285
Eagle Materials	73,500	3,605,175
Steel Dynamics	320,700	13,440,537
		31,241,997
Process Industries−3.2%		
Ecolab	291,500	12,447,050
Pactiv	466,000 [a]	14,860,740
Sealed Air	119,900	3,719,298
Sigma-Aldrich	258,900	11,047,263
		42,074,351
Producer Manufacturing−4.9%		
AMETEK	149,400	5,928,192
Autoliv	125,500	7,137,185
Avery Dennison	89,400	5,943,312
Cummins	179,600	18,177,316

Common Stocks (continued)	Shares	Value ($)
Producer Manufacturing (continued)		
Roper Industries	122,400	6,989,040
Terex	248,800 [a]	20,227,440
		64,402,485
Retail Trade–8.9%		
American Eagle Outfitters	988,100	25,354,646
Dollar Tree Stores	122,200 [a]	5,321,810
Family Dollar Stores	606,800	20,825,376
GameStop, Cl. A	151,000 [a]	5,904,100
Kroger	1,156,600	32,535,158
Nordstrom	181,200	9,262,944
Sherwin-Williams	273,900	18,206,133
		117,410,167
Technology Services–5.1%		
Alliance Data Systems	61,300 [a]	4,737,264
BEA Systems	332,700 [a]	4,554,663
CIGNA	243,300	12,705,126
Cognizant Technology Solutions, Cl. A	125,300 [a]	9,408,777
HLTH	563,500 [a]	7,894,635
Humana	235,200 [a]	14,326,032
WellCare Health Plans	149,900 [a]	13,567,449
		67,193,946
Transportation–1.0%		
AMR	150,300 [a]	3,960,405
Continental Airlines, Cl. B	281,400 [a]	9,531,018
		13,491,423
Utilities–7.2%		
AGL Resources	106,300	4,303,024
Alliant Energy	232,000	9,013,200
Ameren	248,900	12,198,589
CenterPoint Energy	327,300	5,695,020
KeySpan	264,700	11,112,106
NRG Energy	206,200 [a]	8,571,734
PG & E	585,500	26,523,150

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Pinnacle West Capital	154,000	6,136,900
Reliant Energy	427,500 a	11,521,125
		95,074,848
Total Common Stocks		
(cost $1,107,372,529)		**1,307,360,605**

Other Investment—.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $5,412,000)	5,412,000 b	**5,412,000**

Total Investments (cost $1,112,784,529)	**99.9%**	**1,312,772,605**
Cash and Receivables (Net)	**.1%**	**1,109,123**
Net Assets	**100.0%**	**1,313,881,728**

ADR—American Depository Receipts
a Non-income producing security.
b Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Finance	18.4	Consumer Non-Durables	3.9
Electronic Technology	9.4	Industrial Services	3.6
Retail Trade	8.9	Process Industries	3.2
Consumer Services	8.2	Consumer Durables	2.9
Utilities	7.2	Non-Energy Minerals	2.4
Energy Minerals	6.9	Communications	2.3
Commercial & Professional Services	6.3	Transportation	1.0
Technology Services	5.1	Money Market Investments	.4
Health Care Technology	4.9		
Producer Manufacturing	4.9		**99.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in Securities–See Statement of Investments:		
Unaffiliated issuers	1,107,372,529	1,307,360,605
Affiliated issuers	5,412,000	5,412,000
Cash		3,238,380
Receivable for investment securities sold		31,762,962
Receivable for shares of Common Stock subscribed		1,943,215
Dividends and interest receivable		1,500,492
Prepaid expenses		70,626
		1,351,288,280
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,238,155
Payable for investment securities purchased		32,359,630
Payable for shares of Common Stock redeemed		3,321,426
Interest payable–Note 2		2,050
Accrued expenses		485,291
		37,406,552
Net Assets ($)		**1,313,881,728**
Composition of Net Assets ($):		
Paid-in capital		948,737,206
Accumulated undistributed investment income–net		3,798,910
Accumulated net realized gain (loss) on investments		161,357,536
Accumulated net unrealized appreciation (depreciation) on investments		199,988,076
Net Assets ($)		**1,313,881,728**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	1,216,588,360	22,700,761	28,550,265	24,396,027	21,646,315
Shares Outstanding	24,444,544	473,524	595,064	486,918	440,701
Net Asset Value Per Share ($)	**49.77**	**47.94**	**47.98**	**50.10**	**49.12**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	10,719,735
Affiliated issuers	174,191
Income from securities lending	25,116
Total Income	**10,919,042**
Expenses:	
Management fee–Note 3(a)	4,831,240
Shareholder servicing costs–Note 3(c)	2,455,575
Distribution fees–Note 3(b)	217,620
Prospectus and shareholders' reports	66,042
Directors' fees and expenses–Note 3(d)	61,326
Custodian fees–Note 3(c)	44,650
Registration fees	38,080
Professional fees	33,885
Loan commitment fees–Note 2	4,712
Interest expense–Note 2	300
Miscellaneous	32,581
Total Expenses	**7,786,011**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,843)
Net Expenses	**7,778,168**
Investment Income–Net	**3,140,874**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	161,374,560
Net unrealized appreciation (depreciation) on investments	(97,397,331)
Net Realized and Unrealized Gain (Loss) on Investments	**63,977,229**
Net Increase in Net Assets Resulting from Operations	**67,118,103**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Operations ($):		
Investment income–net	3,140,874	3,018,126
Net realized gain (loss) on investments	161,374,560	122,980,627
Net unrealized appreciation (depreciation) on investments	(97,397,331)	20,733,523
Net Increase (Decrease) in Net Assets Resulting from Operations	**67,118,103**	**146,732,276**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A	(756,598)	(1,658,934)
Class I	(20,107)	(42,791)
Class T	–	(26,930)
Net realized gain on investments:		
Class A	(17,966,205)	(116,638,136)
Class B	(356,216)	(2,402,895)
Class C	(437,125)	(2,731,530)
Class I	(246,556)	(1,513,135)
Class T	(332,586)	(2,251,915)
Total Dividends	**(20,115,393)**	**(127,266,266)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A	158,057,934	217,027,518
Class B	1,020,883	3,423,360
Class C	3,931,959	9,847,742
Class I	10,478,415	6,828,310
Class T	5,471,681	8,703,274

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A	17,828,735	112,510,731
Class B	335,371	2,264,517
Class C	376,511	2,346,797
Class I	243,529	1,416,790
Class T	322,114	2,224,599
Cost of shares redeemed:		
Class A	(135,341,356)	(257,671,117)
Class B	(1,830,619)	(4,429,896)
Class C	(3,102,032)	(3,979,056)
Class I	(2,049,186)	(3,349,133)
Class T	(5,453,007)	(6,347,795)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**50,290,932**	**90,816,641**
Total Increase (Decrease) in Net Assets	**97,293,642**	**110,282,651**
Net Assets ($):		
Beginning of Period	1,216,588,086	1,106,305,435
End of Period	**1,313,881,728**	**1,216,588,086**
Undistributed investment income–net	3,798,910	1,434,741

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Capital Share Transactions:		
Class A[b]		
Shares sold	3,172,475	4,455,468
Shares issued for dividends reinvested	367,681	2,338,386
Shares redeemed	(2,716,737)	(5,317,083)
Net Increase (Decrease) in Shares Outstanding	**823,419**	**1,476,771**
Class B[b]		
Shares sold	21,060	71,870
Shares issued for dividends reinvested	7,183	48,096
Shares redeemed	(37,911)	(93,333)
Net Increase (Decrease) in Shares Outstanding	**(9,668)**	**26,633**
Class C		
Shares sold	81,749	207,901
Shares issued for dividends reinvested	8,038	50,358
Shares redeemed	(64,308)	(84,437)
Net Increase (Decrease) in Shares Outstanding	**25,479**	**173,822**
Class I		
Shares sold	205,112	139,349
Shares issued for dividends reinvested	4,988	29,248
Shares redeemed	(40,857)	(68,623)
Net Increase (Decrease) in Shares Outstanding	**169,243**	**99,974**
Class T		
Shares sold	111,127	181,727
Shares issued for dividends reinvested	6,726	46,808
Shares redeemed	(110,428)	(131,526)
Net Increase (Decrease) in Shares Outstanding	**7,425**	**97,009**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended June 30, 2007, 7,468 Class B shares representing $359,291 were automatically converted to 7,209 Class A shares and during the period ended December 31, 2006, 21,609 Class B shares representing $1,028,097 were automatically converted to 21,016 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002[a]
Per Share Data ($):						
Net asset value, beginning of period	47.92	47.02	44.42	41.91	34.94	39.54
Investment Operations:						
Investment income (loss)–net [b]	.13	.14	.13	(.05)	(.03)	.00[c]
Net realized and unrealized gain (loss) on investments	2.50	6.16	6.03	6.34	10.95	(4.56)
Total from Investment Operations	2.63	6.30	6.16	6.29	10.92	(4.56)
Distributions:						
Dividends from investment income–net	(.03)	(.08)	(.09)	–	(.00)[c]	–
Dividends from net realized gain on investments	(.75)	(5.32)	(3.47)	(3.78)	(3.95)	(.04)
Total Distributions	(.78)	(5.40)	(3.56)	(3.78)	(3.95)	(.04)
Redemption fee reimbursement	–	–	–	–	–	.00[c]
Net asset value, end of period	49.77	47.92	47.02	44.42	41.91	34.94
Total Return (%)[d]	5.51[e]	13.56	14.40	15.33	31.68	(11.55)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.58[e]	1.20	1.16	1.22	1.25	1.23
Ratio of net expenses to average net assets	.58[e]	1.20	1.16	1.22	1.25	1.23
Ratio of net investment income (loss) to average net assets	.26[e]	.29	.29	(.12)	(.08)	.00[f]
Portfolio Turnover Rate	53.99[e]	40.30	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	1,216,588	1,131,962	1,041,238	874,359	728,634	492,628

[a] The fund commenced offering five classes of shares on November 27, 2002. The existing shares were redesignated Class A shares.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] Amount represents less than .01%.

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002[a]
Per Share Data ($):						
Net asset value, beginning of period	46.33	45.86	43.67	41.57	34.93	35.42
Investment Operations:						
Investment income (loss)−net[b]	(.06)	(.23)	(.24)	(.38)	(.32)	.01
Net realized and unrealized gain (loss) on investments	2.42	6.02	5.90	6.26	10.91	(.50)
Total from Investment Operations	2.36	5.79	5.66	5.88	10.59	(.49)
Distributions:						
Dividends from net realized gain on investments	(.75)	(5.32)	(3.47)	(3.78)	(3.95)	−
Net asset value, end of period	47.94	46.33	45.86	43.67	41.57	34.93
Total Return (%)[c]	5.11[d]	12.78	13.48	14.46	30.73	(1.38)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.96[d]	1.97	1.99	2.00	1.99	.19[d]
Ratio of net expenses to average net assets	.96[d]	1.97	1.99	2.00	1.99	.19[d]
Ratio of net investment income (loss) to average net assets	(.12)[d]	(.49)	(.54)	(.88)	(.82)	.05[d]
Portfolio Turnover Rate	53.99[d]	40.30	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	22,701	22,388	20,938	15,285	9,036	74

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002[a]
Per Share Data ($):						
Net asset value, beginning of period	46.36	45.90	43.70	41.58	34.93	35.42
Investment Operations:						
Investment income (loss)−net[b]	(.05)	(.20)	(.21)	(.35)	(.31)	.03
Net realized and unrealized gain (loss) on investments	2.42	5.98	5.88	6.25	10.91	(.52)
Total from Investment Operations	2.37	5.78	5.67	5.90	10.60	(.49)
Distributions:						
Dividends from net realized gain on investments	(.75)	(5.32)	(3.47)	(3.78)	(3.95)	−
Net asset value, end of period	47.98	46.36	45.90	43.70	41.58	34.93
Total Return (%)[c]	5.13[d]	12.75	13.49	14.49	30.72	(1.35)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[d]	1.93	1.93	1.97	1.95	.19[d]
Ratio of net expenses to average net assets	.94[d]	1.93	1.93	1.97	1.95	.19[d]
Ratio of net investment income (loss) to average net assets	(.10)[d]	(.43)	(.49)	(.82)	(.78)	.08[d]
Portfolio Turnover Rate	53.99[d]	40.30	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	28,550	26,406	18,166	10,193	3,514	36

[a] From November 27, 2002 (commencement of initial offering) to December 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class I Shares[a]	Six Months Ended June 30, 2007 (Unaudited)	2006	2005	2004	2003	2002[b]
				Year Ended December 31,		
Per Share Data ($):						
Net asset value, beginning of period	48.25	47.37	44.72	42.04	34.96	35.42
Investment Operations:						
Investment income−net[c]	.15	.16	.12	.15	.09	.03
Net realized and unrealized gain (loss) on investments	2.51	6.19	6.12	6.31	10.94	(.49)
Total from Investment Operations	2.66	6.35	6.24	6.46	11.03	(.46)
Distributions:						
Dividends from investment income−net	(.06)	(.15)	(.12)	−	−	−
Dividends from net realized gain on investments	(.75)	(5.32)	(3.47)	(3.78)	(3.95)	−
Total Distributions	(.81)	(5.47)	(3.59)	(3.78)	(3.95)	−
Net asset value, end of period	50.10	48.25	47.37	44.72	42.04	34.96
Total Return (%)	5.56[d]	13.56	14.48	15.69	31.97	(1.30)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[d]	1.18	1.11	.92	.93	.09[d]
Ratio of net expenses to average net assets	.55[d]	1.18	1.11	.92	.93	.09[d]
Ratio of net investment income to average net assets	.29[d]	.32	.27	.38	.21	.07[d]
Portfolio Turnover Rate	53.99[d]	40.30	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	24,396	15,328	10,312	3,583	390	1

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002[a]
Per Share Data ($):						
Net asset value, beginning of period	47.32	46.54	44.13	41.76	34.94	35.42
Investment Operations:						
Investment income (loss)−net[b]	.08	.08	(.02)	(.10)	(.12)	.01
Net realized and unrealized gain (loss) on investments	2.47	6.09	6.01	6.25	10.89	(.49)
Total from Investment Operations	2.55	6.17	5.99	6.15	10.77	(.48)
Distributions:						
Dividends from investment income−net	−	(.07)	(.11)	−	−	−
Dividends from net realized gain on investments	(.75)	(5.32)	(3.47)	(3.78)	(3.95)	−
Total Distributions	(.75)	(5.39)	(3.58)	(3.78)	(3.95)	−
Net asset value, end of period	49.12	47.32	46.54	44.13	41.76	34.94
Total Return (%)[c]	5.40[d]	13.39	14.12	15.04	31.24	(1.35)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.69[d]	1.33	1.38	1.46	1.56	.14[d]
Ratio of net expenses to average net assets	.69[d]	1.33	1.38	1.46	1.56	.14[d]
Ratio of net investment income `(loss) to average net assets	.15[d]	.17	(.05)	(.24)	(.33)	.02[d]
Portfolio Turnover Rate	53.99[d]	40.30	37.93	99.93	121.01	113.51
Net Assets, end of period ($ x 1,000)	21,646	20,504	15,651	1,302	122	1

[a] *From November 27, 2002 (commencement of initial offering) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Leaders Fund (the "fund") is a separate diversified series of Strategic Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to maximize capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue 100 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (35 million shares authorized), Class B (30 million shares authorized), Class C (15 million shares authorized), Class I (15 million shares authorized) and Class T (5 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

As a result of the fund's merger with Dreyfus Premier Aggressive Growth Fund and Dreyfus Aggressive Growth Fund, capital losses of $12, 238,096 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. This acquired capital loss is expected to expire between 2007-2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $12,632,464 and long-term capital gains $114,633,802. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2007 was approximately $10,500, with a related weighted average annualized interest rate of 5.66%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended June 30, 2007, the Distributor retained $27,368 and $483 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $17,350 and $2,673 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended June 30, 2007, Class B, Class C and Class T shares were charged $85,628, $105,020 and $26,972, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2007, Class A, Class B, Class C and Class T shares were charged $1,496,820, $28,543, $35,007 and $26,972, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $238,310 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2007, the fund was charged $44,650 pursuant to the custody agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $826,638, Rule 12b-1 distribution plan fees $36,758, shareholder services plan fees $270,406, custodian fees $23,379, chief compliance officer fees $1,205 and transfer agency per account fees $79,769.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $726,994,368 and $692,264,785, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $199,988,076, consisting of $231,289,192 gross unrealized appreciation and $31,301,116 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus Premier
New Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DNLDX	Class B: DNLBX	Class C: DNLCX
	Class I: DNLRX	Class T: DNLTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0085SA0607